SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  -------------

                                    FORM 11-K

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[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

                     For the fiscal year ended June 30, 1999

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

For the transition period from                                       to

                         Commission file number 0-24040

                      PENN FEDERAL SAVINGS BANK 401(k) PLAN

                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue

                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS

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                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL  STATEMENTS  AS OF JUNE 30,  1999 AND
   1998 AND FOR THE YEAR ENDED JUNE 30, 1999:

   Statements of Net Assets Available for Benefits                         2

   Statement of Changes in Net Assets Available for Benefits               3

   Notes to Financial Statements                                          4-6

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
   YEAR ENDED JUNE 30, 1999:

   Schedule of Assets Held for Investment Purposes (Item 27a)              7

   Schedule of Reportable Transactions - Transactions or Series of
     Transactions in Excess of 5% of Current Value of Plan Assets
     (Item 27d)                                                            8

Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended June 30, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1999 and 1998, and the changes in net assets available for benefits for the year ended June 30, 1999 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of Plan management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

December 10, 1999

/s/Deloitte & Touche LLP

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 1999 AND 1998

--------------------------------------------------------------------------------


                                                       1999              1998
                                                    ----------        ----------
ASSETS:

  Investments, at fair value                        $4,086,655        $3,620,558
  Participant loans receivable                          75,773            86,530
  Other accrued income                                      41                58
                                                    ----------        ----------

NET ASSETS AVAILABLE FOR BENEFITS                   $4,162,469        $3,707,146
                                                    ==========        ==========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED JUNE 30, 1999

--------------------------------------------------------------------------------

                                                                      Year Ended
                                                                    June 30, 1999

NET INCREASE (DECREASE) IN NET
  NET ASSETS AVAILABLE FOR
  BENEFITS:
  Additions to fund:
    Employer's contributions                                        $    94,272
    Participants' contributions                                         428,811
                                                                    -----------
           Total contributions                                          523,083

    Interest income                                                       8,402
    Investment  income                                                  186,092
    Net (depreciation) appreciation
      in fair value of investments                                     (110,231)
                                                                    -----------
          Total additions                                               607,346
                                                                    -----------

  Deductions from fund:
    Payments to participants                                            152,023
                                                                    -----------
          Total deductions                                              152,023
                                                                    -----------

NET INCREASE                                                            455,323

NET INCREASE (DECREASE)                                                 455,323

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR                                        3,707,146
                                                                    -----------
NET ASSETS AVAILABLE FOR
  BENEFITS, END OF YEAR                                             $ 4,162,469
                                                                    ===========

The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
A.    PLAN DESCRIPTION

      The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      1. Plan Agreement - The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty and one-half and completing three months of service, working 1,000 hours at Penn Federal Savings Bank (the "Bank").

      2.   Contributions

            (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may contribute an amount not to exceed 10% of compensation on an after tax basis and may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. In no event can the total amount deferred exceed $10,000 (adjusted annually).
            (b) Matching Employer Contributions - Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution that varies between 25% and 100% of the participant's contribution (subject to certain limitations) depending on the Bank's financial performance.
            (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

      Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

      Investment Valuation and Income Recognition - Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Growth Fund for Investment and Retirement, Ready Asset Trust Fund, MFS Emerging Growth Fund, Massachusetts Investors Trust Fund and investments in PennFed Financial Services, Inc. common stock are recorded at market value as determined by quoted market prices.

      Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 1999 or 1998. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

      Participant Accounts - Under the trusteeship of Merrill Lynch Trust Company participants may designate their contributions to be invested in any of the following eight funds and common stock:

      1. Basic Value Fund - The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing primarily in equity securities.

      2. Capital Fund - The investment objective of the Fund is to maximize total investment return by shifting emphasis among equity, debt and convertible securities.

      3. Corporate Intermediate Bond Fund - The investment objective of the Fund is to seek current income. The Fund anticipates that under normal circumstances, the majority of its assets will be invested in fixed-income securities, including convertible and nonconvertible debt securities and preferred stock.

      4. Global Allocation Fund - The investment objective of the Fund is to seek a high total investment return utilizing United States and foreign equity, debt and money market securities; the combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends.

      5. Growth Fund for Investment and Retirement - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

      6. Ready Assets Trust Fund - The investment objectives of the Fund are to seek preservation of capital, liquidity and current income by investing in a diversified portfolio of short-term money market securities.

      7. MFS Emerging Growth Fund - The investment objective of the Fund is to seek long-term growth of capital by investing primarily in common stock (available to participants as of September 22, 1998).

      8. Massachusetts Investors Trust Fund -The investment objective of the Fund is to seek current income and long-term growth of capital and income by investing primarily in common stock and convertibles (available to participants as of September 22, 1998).

      9. PennFed Financial Services, Inc. Common Stock - Allows the participants in the Plan to direct the investment of all or a portion of the assets in their Plan accounts to the common stock of PennFed Financial Services, Inc. (the holding company for Penn Federal Savings Bank).

      Benefit Payments - Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

      During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

      Benefits Payable - Net assets available for benefits included benefits of $574,655 and $346,859 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 1999 and 1998, respectively.

      Administrative Expenses - The Bank has elected to pay administrative expenses on behalf of the Plan.

      Forfeitures - Forfeitures (the portions of terminated participants' accounts in which they did not have a vested interest) are used to reduce future Bank contributions.

      Recently Adopted Statement of Position - Effective July 1, 1998, the Plan adopted Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters ("SOP 99-3"). SOP 99-3 simplifies disclosure for certain investments and supersedes AICPA Practice Bulletin 12, Reporting Separate Investment Fund Option Information of Defined-Contribution Pension Plans. The adoption of SOP 99-3 no longer requires the Plan to disclose amounts relating to participant-directed investment programs as a separate fund in the financial statements in columnar form, or in the related disclosures, or by separate financial statements for each program.

C.    INVESTMENTS

      The Plan's investments are held in a trust fund. The following table presents investments. Investments that represent 5 percent or more of the Plan's net assets are separately identified.

                                                                 June 30
                                                         1999            1998
                                                      ----------      ----------
Investments at Fair Value as Determined
  by Quoted Market Price:
  Growth Fund for Investment and Retirement           $  811,473      $  915,089
  Global Allocation Fund                                 737,335         643,082
  Basic Value Fund                                     1,018,547         825,022
  Capital Fund                                           587,642         523,654
  Corporate Intermediate Bond Fund                       311,025         280,032
  Ready Asset Trust Fund                                 283,243         253,317
  PennFed Financial Services, Inc. Stock                 282,225         144,238
  Other Mutual Funds                                      55,165          36,124
                                                      ----------      ----------
     Total Investments                                $4,086,655      $3,620,558
                                                      ==========      ==========

      During the year ended June 30, 1999, the Plan's investments (including invesments bought, sold, and held during the year) depreciated in value by $110,231 as follows:

Investments at Fair Value as Determined
  by Quoted Market Price:
  Mutual Funds                                         $ 95,681
  Common stock                                           14,550
                                                       --------
     Net change in fair value                          $110,231
                                                       ========

D.    PLAN TERMINATION

      Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

E.    INVESTMENT INCOME

      The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

F.    TAX STATUS

      The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 29, 1993 and the Internal Revenue Service has determined and informed the Company by letter dated December 7, 1995 that the Plan, as adopted, and related trust are designed in accordance with the applicable sections of the Internal Revenue Code ("the Code"). The Plan has since been amended, however, the Plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision of income taxes has been included in the Plan's financial statements.

ITEM 27(a) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
JUNE 30, 1999

--------------------------------------------------------------------------------


                                                                    Number                                    Current
                        Description                                of Units               Cost                 Value

Investments managed by Merrill Lynch Trust Company:
  Mutual Funds and Equity:
    MFS Emerging Growth Fund                                         381.824             $ 16,912             $ 18,622
    Massachusetts Investors Trust Fund                               365.548                7,394                7,677
    Growth Fund for Investment and Retirement                     41,656.727              887,381              811,473
    Global Allocation Fund                                        49,786.281              681,186              737,335
    Basic Value Fund                                              23,775.639              734,057            1,018,547
    Capital Fund                                                  16,157.316              495,202              587,642
    Corporate Intermediate Bond Fund                              27,720.548              315,936              311,025
    Ready Asset Trust Fund                                       283,242.660              283,243              283,243
    CMA Money Fund                                                28,866.000               28,866               28,866
  PennFed Financial Services, Inc. Stock                          17,919.000              288,319              282,225
                                                                                       ----------           ----------

                                                                                        3,738,496            4,086,655
Personal loans with interest rates of 8% to 10 3/4%, with due dates ranging from

  1999 to 2026                                                                             75,773               75,773
                                                                                     ------------         ------------

                                                                                     $ 3,814,269          $ 4,162,428
                                                                                     ===========          ===========




PENN FEDERAL SAVINGS BANK 401(k) PLAN

ITEM 27(d) - SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED JUNE 30, 1999

--------------------------------------------------------------------------------

                                                                                                                 Net
                                                                   Purchase       Selling                        Gain
Identity of Party             Description of Assets                 Price          Price          Cost          (Loss)

Merrill Lynch           Basic Value Fund                              185,719              -         -             -

Merrill Lynch           CMA Money Fund                                      -        715,209       715,209       -
Merrill Lynch           CMA Money Fund                                707,951              -         -             -


Note: The above series of transactions exceed in the aggregate 5% of the Plan's net assets available for benefits at the beginning of the year ended June 30, 1999.

                                  EXHIBIT INDEX

 Exhibit
 Number
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    23                              Consent of Deloitte & Touche LLP